DEUTSCHE BANK AKTIENGESELLSCHAFT
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-5546

Attention:	Paul Cline, Senior Accountant Division of Corporation Finance
October 15, 2008

Re:	Deutsche Bank Aktiengesellschaft Form 20-F for the Fiscal Year Ended December 31, 2007 Filed March 26, 2008 File No. 001-15242
Ladies and Gentlemen:
We have received your letter, dated September 24, 2008, providing comments on our Form 20-F for the Fiscal Year Ended December 31, 2007 (our “2007 20-F”) and our Interim Report as at June 30, 2008. In response thereto, please note the following.
Item 3: Key Information
Selected Financial Data, page 1
1.	Please revise to present selected historical financial data in accordance with U.S. GAAP for the five most recent financial years. Also ensure that your disclosure is consistent with the requirements of paragraphs 37(a) and (b) of IFRS 1. Refer to General Instruction G.(c) to Form 20-F.

The Selected Financial Data disclosed in Item 3 of our 2007 20-F was presented in accordance with SEC Release No. 33-8879: Acceptance from Foreign Private Issuers of Financial Statements Prepared in Accordance with International Financial Reporting Standards Without Reconciliation to U.S. GAAP, issued in December, 2007. Section III.C.1 of this release amends Item 3.A. of Form 20-F by eliminating the requirement to provide U.S. GAAP selected financial data for issuers that prepare financial statements in accordance with IFRS as issued by the IASB.

We believe that we have met this requirement in our disclosure.

Third Party ABCP Conduits, page 83
2.	We note you purchased conduit-issued commercial paper totaling €3.5 billion and certain underlying assets totaling €3.3 billion, and originated loans totaling €0.8 billion related to your third party ABCP conduits during 2007. Please respond to the following:
a.	We note your disclosure of the two reasons you elected to engage in the transactions described above. However, please clarify whether you were obligated to purchase the assets and originate loans as a result of any contractual agreement. In this regard, we note your mention that these activities were performed upon an early termination of the total return swaps but it is unclear whether this was voluntary action or something required as part of the agreements. As part of this response, please clarify the potential impact on you and the other interest holders had you not made these purchases or originated the loans;

The commercial paper was acquired by the Deutsche Bank business that operates as a dealer in commercial paper issued by certain third party conduits. It was purchased in the market as part of normal trading activities at commercial terms. There was no pre-existing contractual agreement that necessitated the purchases.

Deutsche Bank had executed total return swaps with certain third party conduits. In each case, the total return swaps referenced specific assets held by the third party conduit that it had acquired directly in the market. The assets referenced by the total return swaps with Deutsche Bank represented a small proportion of the total assets held by each of the third party conduits. Under the total return swaps, Deutsche Bank received the returns of the assets and paid the funding costs that the conduit incurred through the issuance of commercial paper. As the cost of funding through commercial paper issuance became expensive during the third and fourth quarters of 2007, Deutsche Bank made the commercial decision to exercise its right to purchase some of the assets from the conduits and terminate the relevant total return swaps. These rights were established at the inception of the total return swaps and exercising these rights was purely at Deutsche Bank’s discretion. The transactions were executed at fair value. Deutsche Bank then funded the assets directly. This decision was purely based on the high cost of funding through the commercial paper market relative to other sources of funding available to Deutsche Bank. The acquisition of the assets and termination of the total return swaps had no impact on Deutsche Bank’s income statement as they were carried and transacted at fair value. In the event that Deutsche Bank had not executed these transactions we would simply have incurred higher funding costs.

The loans were advanced to third party conduits to fund assets when lack of capacity in the commercial paper markets meant they were unable to issue commercial paper. To continue to fund their activities the third party conduits drew down on the liquidity facilities that were executed with Deutsche Bank at inception. Deutsche Bank was obliged to lend under the terms of the liquidity facilities.

b.	Please clarify if the €3.3 billion price paid for the conduit assets represented fair value or par. To the extent the price paid represented an amount in excess of fair value, please clarify what party absorbed the loss on the purchase;

The price paid for the assets was fair value.

c.	Please provide your analysis of the circumstances outlined in paragraph 10 of SIC-12 in reaching your determination that you were not required to consolidate the ABCP conduits both when they were originally established and during the second half of 2007 when you engaged in the transactions noted above;

Deutsche Bank applies IAS 27 and, where appropriate, SIC-12 (an interpretation of IAS 27) when assessing who should consolidate a third party conduit.

IAS 27 is a control model, meaning that a parent consolidates an entity where it has the power to govern the financial and operating policies of the entity so as to obtain benefits from its activities. SIC-12 provides additional factors to consider in the assessment of control where an entity is created to accomplish a narrow and well-defined purpose.

When performing our consolidation analysis for third party conduits we first determine whether they can be assessed under IAS 27 or whether we need to apply the factors set out in SIC-12 to be able to reach a conclusion.

When performing this assessment for third party conduits, we consider whether they have a broad range of activities and whether they require active decision making to fulfill their mandate. The activities and decisions required in the following areas are part of this assessment:
•	The breadth of the conduit’s investment mandate including the range of underlying assets, counterparties, geography and credit rating;

•	Decision making required over the nature and quality of the underlying assets in the conduit and any other credit enhancement;

•	The extent and type of interest rate and foreign currency hedging permitted; and

•	Decisions required around the issuance and rolling of commercial paper.
Where we consider that the range of activities is broad and active decision making is required, we assess who has control to obtain benefits from the activities. For those third party conduits that were assessed under IAS 27, we concluded that they should be consolidated by the relevant third party sponsor and administrator because the following factors demonstrate that the sponsor has control:

•	The sponsor is the administrator and investment manager, identifying and assessing the quality of assets;

•	The sponsor cannot be removed in its role as administrator;

•	The sponsor is known in the market as the bank supporting the conduit; and

•	The sponsor earns a substantial residual spread from the conduit.
Where we consider that third party conduits have strict and sometimes permanent limits on the decision-making powers of management over their operations; or that they operate in a predetermined way such that virtually all rights, obligations, and aspects of activities are controlled through the legal / contractual provisions determined at inception (i.e. it operates on auto-pilot), then we consider the factors outlined in SIC-12 paragraph 10 to determine who is required to consolidate.

In applying paragraph 10 of SIC-12 to these third party conduits we concluded that it is either the sponsoring bank or note holders who should consolidate depending on the outcome of the following analysis:
•	The activities of the conduit are established for both the note holders, who receive a risk and return on the paper held, and the administrator, who receives fees and residual spread from the conduit’s activities;

•	The decision making power is limited but will have been established by the sponsor;

•	The benefits of the entity flow both to the note holders who will earn a market based return for the risk of their investment and also to the sponsor who will receive the residual spread; and

•	The note holders and the sponsor will be exposed to the risks of the entity. If there is a third party liquidity facility this is also included in the analysis to establish how much risk the liquidity facility provider is subject to.
Based on our analysis under the appropriate accounting guidance, we have concluded that Deutsche Bank is currently not required to consolidate any of the third party conduits.
d.	Tell us whether subsequent to December 31, 2007 you have provided any additional support to these conduits. If so, please describe the nature of the support, whether it was contractually required, and whether it has an impact on your conclusion as to whether you were required to consolidate the conduits.

Subsequent to December 31, 2007 Deutsche Bank purchased a further €2.5 billion of assets that had been underlying total return swaps between Deutsche Bank and certain third party conduits. The facts and circumstances of these purchases are similar to those outlined in 2a. This activity had no impact on our conclusion that we are not required to consolidate these third party conduits.

Consolidated Statement of Cash Flows, page F-7
3.	Please tell us the guidance on which you rely to present the changes in other short-term borrowings and the changes in senior long-term debt as cash flows from operating activities.

We relied on IAS 7.11 and IAS 7.14 in determining the cash flow statement classification of other short term borrowings and long term debt.

As a bank we consider that cash flows arising from other short-term borrowings and issuances of senior long-term debt are most appropriately classified as cash flows from operating activities as they are directly related to revenue generating activities. We believe this classification is consistent with industry practice.
Note 5 Net Gains (Losses) on Financial Assets/Liabilities at Fair Value Through Profit or Loss, page F-48
4.	In notes 5 and 11 you disclose that you recorded gains of €3.5 billion in fair value movements due to the credit risk on notes issued to third parties by consolidated loan securitization entities and that these gains are offset by fair value movements on related instruments (traded loans). Due to the significance of the amounts reported, please revise to quantify the offsetting losses recorded on the related instruments (traded loans)

The disclosure will be revised for future 20-F filings as follows:
‘Includes gains of € XX billion and € YY billion from securitization structures for the years ended December 31, 2008 and 2007 respectively. Fair value movements on related instruments of € AA billion and € BB billion are reported within trading income under Sales & Trading (debt and other products) for the years ended December 31, 2008 and 2007 respectively. The difference between these gains and losses represents the Group’s share of the losses in these consolidated securitization structures. For further details see Note 11.’
Note 11 Financial Assets/Liabilities at Fair Value Through Profit or Loss
Financial Liabilities Designated at Fair Value Through Profit or Loss, page F-54
5.	Please revise to disclose the difference between the carrying amount of your financial liabilities designated at fair value through profit and loss and the amount that you would contractually be required to pay at maturity both including and excluding the amount of undrawn loan commitments.

The disclosure will be revised for future 20-F filings as follows:
‘For all financial liabilities designated at fair value through profit or loss the amount that the Group would contractually be required to pay at maturity is € XX billion and € YY billion more than the carrying amount as of December 31, 2008 and 2007, respectively.

The majority of the difference between the fair value of financial liabilities designated at fair value through profit or loss and the contractual cash flows which will occur at maturity is attributable to undrawn loan commitments where the contractual cash flow at maturity assumes full drawdown of the facility. The difference between the fair value and the contractual amount repayable at maturity excluding the amount of undrawn loan commitments designated at fair value through profit or loss was € XX billion and € YY billion as of December 31, 2008 and 2007, respectively.’
Note 12 Fair Value of Financial Instruments
Financial Instruments Carried at fair Value Through Profit or Loss or Equity, page F-57
6.	We note your disclosure regarding your methodology for estimating the fair value of loans for purposes of your disclosures on page F-57. Specifically, your disclosure indicates that the individually assessed component of the allowance for loans losses, including recoverable amounts of collateral, was considered in the fair value determination of the loans. It appears from the disclosures provided that you are only discussing one aspect related to credit considered in developing fair value estimates for your loans. Please confirm, and consider clarifying in future filings, that in determining the fair value of your loans for this disclosure that you consider all expected losses in your loan portfolio and provide additional details on how they are determined.

We confirm that in determining the fair value of these loans and receivables we consider all expected losses in the loan portfolio.

The disclosure will be revised for future 20-F filings as follows:
‘The loans are not quoted in an active market and so fair value is determined by applying valuation techniques which include a discounted cash flow analysis using appropriate interest rate and credit risk assumptions. The valuation technique considers all expected losses in the loan portfolio, including an assessment of the value of collateral receivable in the event of default. When there are observable credit spreads for the counterparty then these are used in the discounted cash flow analysis. When observable credit spreads are not available then they are estimated using proxies from observable credit spreads for similar rated institutions.’
7.	You disclose that your valuation techniques include models based on discounted cash flows analysis and for complex products your models use more complex modeling techniques that use assumptions and parameters such as correlation, prepayment speeds, unobservable default rates and loss severity. When valuation techniques are used, paragraph 27(a) of IFRS 7 requires disclosure of the valuation techniques and the related assumptions applied in determining fair values of each class of financial assets or liabilities. This information is required regardless of how a company aggregates its financial instruments into classes. We are unable to find a complete discussion of this information in your Form 20-F.

For example, we noted you provided certain information about the unobservable parameters for certain financial instrument classes on pages F-60 and F-61, but we did not see all of the required disclosures. While your disclosures indicates in general that models and discounted cash flows are used, it appears a more fulsome disclosure of the model, provided specifically for each class of financial instrument, is required and would provide useful information to investors. Additionally, we did not see any of the required discussion of the assumptions used for these model-based valuation techniques, although we did see a general discussion of the types of parameters that are unobservable. We note that there could be various methods of presenting the required information and we encourage you to select an approach that is the most appropriate in your circumstances while meeting the disclosure objectives and requirements in IFRS. 7. Please tell us how you considered the requirements of IFRS 7 in this area and how your disclosures comply with the requirements or revise your disclosures accordingly.

In our opinion the disclosure made in our 2007 Form 20-F is compliant with the requirements of IFRS 7. As a global financial institution which trades in a wide range of financial products, we use a large number of valuation models to capture adequately the specifics of different products. The models require multiple parameter inputs and assumptions. Therefore, to disclose details of each of these models together with modeling assumptions and input parameters would have resulted in an extensive list which we do not believe would have been helpful to the user of the financial statements. In addition, we believe that it is not possible to aggregate the many different parameters and assumptions in a meaningful way.

In preparing our disclosure we sought the appropriate level of granularity to meet the IFRS 7 requirements and provide information that would be useful and meaningful to the users of the financial statements. Specifically, we focused on describing both the techniques we use to determine the value of these inputs, particularly where these inputs are not observable, and the control environment that operates to ensure that the models, assumptions and parameter inputs used are appropriate.

While we believe that our current disclosures meet the IFRS 7 requirements we recognize the need to review, on a continuous basis, the level of transparency, particularly in light of recent market events and increased investor focus. Furthermore, we have been an active participant in the IASB’s Expert Advisory Panel on fair value measurement in illiquid markets and fair value disclosures which has highlighted the desire for increased disclosure in this area.

We will enhance the disclosure in our future filings particularly covering valuation techniques used for instruments in ‘level 3’ of the fair value hierarchy and those instruments which have moved into ‘level 3’ from other levels as liquidity has fallen over the period. Such disclosure will focus on the control environment that supports model selection and techniques used to validate parameter inputs and assumptions

8.	You disclose that in making appropriate valuation adjustments for financial instruments carried at fair value through profit or loss or equity, you follow methodologies that consider close-out costs. Please respond to the following:
a.	Please revise to provide a description of close-out costs;

We use the term ‘close-out costs’ to describe valuation adjustments required to adjust mid market valuations to the appropriate bid or offer valuation. The carrying value of a long position would be adjusted from mid to bid, and the carrying value of short position would be adjusted from mid to offer. The bid or offer valuation is the best representation of the exit price for an instrument, and therefore its fair value.

We will revise our disclosure in future filings to describe this type of valuation adjustment.

b.	Tell us how close-out costs are determined;

Close-out cost valuation adjustments are determined from bid-offer prices observed in relevant trading activity and in quotes from other broker-dealers or other knowledgeable counterparties.

c.	Tell us when you use valuation adjustments for close-out costs and specifically if you use valuation adjustments for close-out costs when observable prices or inputs are available;

Where an instrument is quoted in an active market and the quoted price is a mid price then we would apply a close-out valuation adjustment to reach the bid/offer valuation. Where the quoted price for the instrument is already a bid/offer price then no close-out valuation adjustment is made.

d.	Tell us if you believe close-out costs meet the definition of transaction costs in paragraph 9 of IAS 39;

We do not believe that close-out costs, as described above, meet the definition of transactions costs in IAS 39.9.

e.	If you believe they do not meet the definition of transaction costs in IAS 39, please tell us how you interpret the guidance in paragraph 46 of IAS 39 that states that an entity shall measure financial assets at their fair value without any deduction for transaction costs it may incur on sale;

We consider that a valuation adjustment for close-out costs as described above is required to reach the fair value of the financial instrument.

f.	If you believe they do meet the definition of transaction costs in IAS 39, please tell us the supporting accounting guidance on which you rely to adjust fair value for close-out costs; and

Not applicable

g.	Tell us whether a market participant would include close-out costs in setting a price.

Our understanding is that market participants generally include adjustments reflecting close-out costs, as defined above, in setting a bid-offer price in a similar way to us.
Sensitivity Analysis of Unobservable Parameters, page F-62
9.	You disclose that if you simultaneously moved all of the unobservable parameters to the extremes of the reasonably possible ranges it could have increased fair value by as much as €3.0 billion or decreased fair value by as €2.0 billion. The effect of this range could have increased 2007 pre-tax income by as much as 34% or decreased pre-tax income by as much as 23%. Given the potential significance of these amounts on your results of operations, please consider revising to disclose this information at a level below the level currently provided. For example, consider providing this information at the financial instrument type level, such as credit default swaps, leveraged loans, residential mortgages, commercial mortgages, etc. This or another disclosure at a more disaggregated level will increase the transparency and usefulness of the disclosure.

While we believe that our discosure meets the requirements of IFRS 7 we agree that increased granularity in this disclosure could be useful to users of financial statements. We are currently developing our disclosure to provide a further breakdown of the sensitivity analysis in the 20-F for the year ending December 31, 2008. In developing this disclosure we will consider the guidance being developed by the IASB’s Expert Advisory Panel on fair value measurement in illiquid markets and fair value disclosures.
Note 45 Reconciliation of IFRS Comparables From Previous GAAP, page F-148
10.	Please tell us how you complied with the requirements of paragraph 40 of IRFS 1 which requires you to explain the material adjustments to the statement of cash flows related to your transition from U.S GAAP to IFRS.

In preparing our 20-F for the year ending December 31, 2007 we concluded that the presentation differences were not material.

The adjustments to the consolidated statement of cash flows are the result of the main policy differences between U.S. GAAP und IFRS and their impact on the consolidated balance sheet. These were both explained and reconciled in Note 45 — Reconciliation of IFRS comparables from previous GAAP (page F-148) as part of the Notes to the Consolidated Financial Statements.
Deutsche Bank Interim Report as of June 30, 2008. Included in the 6-K filed on July 31, 2008
Residential Mortgage Businesses, page 15
11.	Please revise to disclose how you account for the assets (available for sale, fair value through profit or loss, etc) that result in the residential mortgage business exposure.

All of the assets within the Residential Mortgage Business, which lead to the residential mortgage exposure quoted in this table, are accounted for at fair value through profit or loss. The disclosure will be revised for future filings to make this clear.

12.	Please revise to disclose why you exclude agency CMO’s and agency eligible loans from your table of U.S residential mortgage business exposure.

The disclosure will be revised for future filings as follows:

‘We also have ongoing exposure to the U.S. residential mortgage market through our trading, origination and securitization business in residential mortgages. Our analysis excludes both agency mortgage backed securities and agency eligible loans because we do not consider them to be credit sensitive products. Agency mortgage backed securities are not considered to be credit sensitive products as the timely payment of principal and interest on the underlying loans is guaranteed by the government sponsored entities (“GSEs”). Agency eligible loans are not considered to be credit sensitive products as they are underwritten to meet agency guidelines, which allow them to be sold to GSEs.
Deutsche Bank Aktiengesellschaft acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filing, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please note that, as reflected in our Report on Form 6-K dated March 13, 2008, Anthony Dilorio, our Chief Financial Officer at the time of filing of our 2007 Annual Report, has retired, and Stefan Krause has become our Chief Financial Officer as well as a member of our Management Board. We would ask that future correspondence regarding the comment letter and other matters be addressed to Mr. Krause rather than Mr. Dilorio. Mr. Krause can be reached as follows:

Stefan Krause
Chief Financial Officer
Deutsche Bank Aktiengesellschaft
Theodor-Heuss-Allee 70, Floor C27
D-60486 Frankfurt am Main
Federal Republic of Germany
ph: +49-69-910-32060
fax: +49-69-910-32066
e-mail: stefan.krause@db.com
Should you have any questions or comments, please feel free to contact the undersigned, Mathias Otto (ph: +49-69-910-33962; fax: +49-69-910-38572; e-mail: mathias.otto@db.com) or Stefan Krause (ph: +49-69-910-32060; fax: +49-69-910-32066; e-mail: stefan.krause@db.com).
Deutsche Bank Aktiengesellschaft

/s/ Mathias Otto Mathias Otto	/s/ Stefan Krause Stefan Krause
Deputy General Counsel Germany, Central and Eastern Europe	Chief Financial Officer and Member of the Management Board